[FEDEX CORPORATION LETTERHEAD]

VIA EDGAR AND FEDEX EXPRESS

July 14, 2006

Cecilia D. Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-5546

Re:             FedEx Corporation

          Form 10-K for the year ended May 31, 2005

          File No. 1-15829

Dear Ms. Blye:

We are in receipt of the Commission’s letter to Frederick W. Smith, Chairman, President and Chief Executive Officer of FedEx Corporation, dated June 29, 2006 providing comments relating to our contacts with Syria. Syria was designated by the Secretary of State as a country whose government had repeatedly provided support for acts of international terrorism on December 29, 1979. It became subject to economic sanctions on May 12, 2004, which were expanded to implement United Nations sanctions obligations on April 26, 2006. The following are FedEx’s responses to the Commission’s comments:

General

1.              It appears from your website and public news sources that you have operations in Syria. Syria is identified as a state sponsor of terrorism by the State Department, and is subject to export controls administered by the Commerce Department’s Bureau of Industry and Security. Your Form 10-K does not include any information regarding operations in Syria. Please describe your past, current, and anticipated operations in, and other contacts with, Syria. Your response should discuss the services you offer, whether through direct or indirect arrangements, and any contacts with the Syrian government or entities affiliated with the Syrian government.

Response:         We indirectly offer certain limited transportation services to and from Syria, but we do not have, nor have we ever had, any assets or employees in Syria, any flights to or from Syria, or any direct operations within Syria.

Our wholly owned subsidiary Federal Express Corporation (“FedEx Express”) offers only indirect package delivery services to and from Syria, with certain restrictions. Inbound service to Syria began in 1989, and outbound service from Syria began in 1993. FedEx Express provides these services indirectly, through third-party transportation companies. All packages to or from Syria are tendered to or received from a third-party carrier, currently Emirates Airline, in Dubai, United Arab Emirates. An independent licensee, referred to by FedEx as a Global Service Participant (“GSP”), is responsible for pick-up and delivery of the packages within Syria; our current GSP for Syria is Falcon Express Inc., based in Dubai.

In addition, our wholly owned subsidiary FedEx Trade Networks Transport & Brokerage, Inc. (“FTN”), which we acquired in February 2000, offers limited freight-forwarding services to and from Syria through third-party air and ocean cargo carriers. FTN also offers customs brokerage services for goods being imported to the United States and Canada from Syria.

In May 2004, when the U.S. government imposed economic sanctions on Syria, including a ban on most exports from the U.S. to Syria, FedEx Express promptly terminated service to Syria from all locations. As permitted by U.S. law and foreign policy, FedEx Express reinstated service to Syria from countries other than the U.S. on June 28, 2004, subject to certain limitations and in compliance with the U.S. export restrictions. FedEx Express policy still prohibits all shipments from the U.S. to Syria, even though the law permits such shipments in a variety of instances. FTN provides freight-forwarding services from the U.S. to Syria, but only if the shipment is permitted under the U.S. export restrictions. Since May 2004, FTN has arranged transportation for only two such shipments, both of which qualified for an exemption from the export controls.

We do not anticipate any significant change in our service to and from Syria.

Our aircraft occasionally fly through airspace controlled by Syria, as result of which we make immaterial payments — called overflight fees — to the Syrian government. Such payments to the government are not prohibited by U.S. law or sanctions policy. We make the payments to Hadid International Services, based in Dubai, which in turn pays the appropriate governmental officials. To the best of our knowledge, we do not have any other contacts with the Syrian government or entities affiliated with the Syrian government.

2.              Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether those operations or contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Syria.

Response:         In our fiscal year ended May 31, 2006, we generated less than $1 million of revenue from shipments to Syria, and only $250,000 of revenue from shipments from Syria. This $1.25 million of revenue is inconsequential, representing less than 0.004% of our $32.3 billion of total revenue for the year.

As discussed above in response to Comment No. 1, we serve Syria through third-party transportation providers and do not have, nor have we ever had, any direct operations in Syria. In addition, we have put in place policies to ensure compliance with applicable laws relating to our service to and from Syria, including the export controls administered by the Commerce Department’s Bureau of Industry and Security and the blocking requirements on designated persons administered by the Department of the Treasury. Therefore, we do not believe this service creates any investment risk for our stockholders.

Based upon these quantitative and qualitative factors and the fact that information regarding our restricted service offerings to and from Syria has long been publicly available on our Web site, we have seen no indication that our contacts with Syria have had or will have any impact on investor sentiment or our reputation or share value.

Accordingly, we do not believe that a reasonable investor would consider additional information about our indirect services to and from Syria important or helpful in arriving at an investment decision. Our contacts with Syria comply in all respects with U.S. law and foreign policy and are not material to our financial condition or operating results. In sum, we believe that they do not constitute an investment risk for our stockholders, and therefore we make no reference to Syria in our filings with the Commission.

Please be advised that we understand our obligation to ensure the accuracy and adequacy of the disclosure in our SEC filings, that our filings include all information required under the Securities Exchange Act of 1934 and that we provide all information that investors require for an informed investment decision.

Furthermore, FedEx acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions.

Very truly yours,

FedEx Corporation

/s/ ROBERT T. MOLINET

Robert T. Molinet
Corporate Vice President—Securities & Corporate Law

cc:   Frederick W. Smith

Christine P. Richards

Alan B. Graf, Jr.